Filed by Athena Technology Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Commission File No.: 001-40209

Subject Company: Heliogen, Inc.

In connection with the previously announced business combination between Athena Technology Acquisition Corp. (“Athena”) and Heliogen, Inc. (“Heliogen”), the following interviews were conducted on July 7, 2021. A copy of the transcript of the interviews and social media posts related to the business combination are being filed herewith as written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425).

I.	Interview on Yahoo! Finance

Brian:

... Usual with these types of SPAC deals. The SPAC, which was listed as Athena on the [NICI 00:00:04] will now be renamed Heliogen with the ticker HLGN. And the deal would imply a pro forma value of about $2 billion and the heads of both companies join us to discuss the transaction. We've got a Athena Tech's CEO, Phyllis Newhouse, alongside Heliogen CEO, Bill Gross. Thank you so much for joining us here. I want to ask you first, Phyllis, your SPAC was on the hunt for a company broadly for a technology company, so why Heliogen? And then given the cooling off that we've seen in the SPAC space as of late, why specifically now?

Phyllis Newhouse:

Wow, thank you, Brian, that's a great question. I'll tell you this, Heliogen is a tech company that's focusing on solving renewable energy issues and we're confident in the innovation, the technology, their leadership, their expertise, and certainly the technical capabilities. And so, when we created Athena, we wanted to deploy our own leadership team that had the expertise and the technology in the AI space. And that's what was so unique about our SPAC. We had expertise that spanned across industries, we had strong technical capabilities, and so we were looking for a company that was going to be game changing. And so we were looking for a company with vision and disruptive technology and was capable of solving significant issues and that had a commitment to diversity and inclusion. And Bill will talk a little bit about that. But also, that our missions were aligned with them.

Phyllis Newhouse:

And so Heliogen checked all of those boxes, world-class management team, the technical management team, one of the most diverse teams I've ever seen, and we saw an opportunity to leverage our technical, financial expertise, public readiness. And I'll say this, this was what I really loved about this, is that lots of SPACs are transactional, but this was more relational and driven, and there was a closely aligned vision that Bill and I both had. And this is why Heliogen and why now, because we feel like this technology is game changing and it's very disruptive. So that's why now.

Brian:

So let's talk a bit more about the technology, Bill. You've already got some big name backers, including Bill Gates, who have really put their money behind this company. How does it all work in the simplest terms?

Bill Gross:

Well, our technology is producing renewable energy around the clock, and we solve that fundamental problem of renewable energy, which is intermittency. Power normally comes only when the sun is shining or the wind is blowing. Our technology concentrates sunlight to a very high temperature, over 1500 degrees Fahrenheit, and then we take that high temperature heat and we store it in rocks or sand or ceramic. By storing the energy, we can release it overnight or on cloudy days. So we can help industrial customers save money with renewable energy, but also to decarbonize. And the energy transition we're going through in the world right now is extreme. The rest of this decade, we're going to be spending trillions of dollars to decarbonize the planet and our technology helps make that happen cost effectively.

Brian:

It's fascinating to see the technology specifically because you're really going after some of the biggest carbon emitting businesses. We're talking about concrete manufacturers, mining, steel making, but I imagine ultimately you're going to have to scale this out to really bring down those emissions. I mean, what numbers are you looking at in terms of the emissions reduction and how big of a dent you're likely to make?

Bill Gross:

Our customers are some of the biggest emitters in the world. Just exactly as you said, cement making, mining, steel making. We're working with Rio Tinto, a large mining company, to reduce their emissions dramatically by big percentages. We're working with ArcelorMittal, the largest steel company in the world. They not only are working with us to reduce our emissions, they also became an investor in our company they're so excited about this potential. So we can make a significant dent because we can replace the fossil fuel they're burning to get green energy at a lower cost. So this is great for both emissions but it's also great for the CFO. We actually saved the company money. Because energy is embedded in all of our materials, energy is embedded in our iPhone, in our cars, in our homes, if we reduce the price of energy, we reduce the price of all goods to consumers. So it's very, very exciting.

Brian:

And Phyllis, I want to ask you just about the broad SPAC market. Athena had raised about $250 million in March, and what a tide change of difference it's been. The market is very different in July now than it was in March. When it comes to capital raising in general, what do you think is the market environment for not just Athena, but other capital fundraisers right now? And how is that guiding what might be your next step beyond this deal?

Phyllis Newhouse:

Yeah. Well, I want have to tell you, I love that question because there were a lot of folks out there who said the market was turning when Athena entered the market, but here's what I believe. I believe if you have an incredible team, you've got the expertise, you have great partners, that's internal and external partners on your team, I think one of the things we looked at is that we knew that if you could get disruptive technology, something that was game changing, something that was really changing the world, I thought in my mind and the team, we said, "Look, we know that investors still have an appetite for this so we're going to focus on that." And we stayed line with our thesis and what we were looking for and we got exactly what we were looking for because we knew that the market would have the appetite to this.

Phyllis Newhouse:

So I look at in terms of where I'm heading next, yes, I attend to stay in the SPAC market, yes, I intend to bring more disruptive technologies and I hope to be shouldering up with more people like Bill that we can bring this innovation to a market that's in need for it.

Brian:

Bill, let me follow up on that question with you too, because in addition to running Heliogen, you are also a tech investor. You've backed a lot of these startups through Idealab and I'm wondering how you're looking at this SPAC environment right now. On the one hand, it creates huge opportunities for startups. We've also seen, especially in the EV space, a lot of these companies who are just not ready for prime time coming to market, and then really getting hit hard in their listing. How do you look at that dynamic at a time when there's going to inevitably be increased regulation and scrutiny on these companies?

Bill Gross:

I think the whole focus on companies going to the public market needs to be on tested technologies. I think when you're still in a science experiment phase, that's perfect for the private markets. But because we had built a full scale test facility, which we completed in November of 2019 and we saw that operational for such a long period of time, we feel that the public markets are the right place for this. You're seeing a picture of that right now. That test facility in Lancaster, California proved the technology at scale, that we could achieve the temperatures, the storage, the reliability, the accuracy. I think all the companies that are going to the public market should do those tests first, and I think in this energy transition space we are going to have huge tailwinds for the next decade or two.

Bill Gross:

Think about what's happening in the world. We are transitioning to the electrification of transportation. We are transitioning to removing of carbon from all of these heavy industries. These are trillion dollar industries. The energy industry is 10% of all of GDP so we have huge tailwinds because of government, policies, company policies, targets, and I feel that companies that can make an important difference in that really have to scale to meet this demand.

Brian:

Phil Gross and Phyllis Newhouse, It's good to talk to both of you. Really appreciate you joining us today. Coming up, the Pentagon looking for a reset to upgrade its cloud.

II.	Interview on Bloomberg Market

Matt Miller:	The entirely women-led special-purpose acquisition company is taking solar power startup Heliogen public in a $2 billion deal. Here to discuss the merger is the CEO of Athena, Phyllis Newhouse. Phyllis, thanks so much for joining us. Really appreciate your time. Let's talk about this acquisition. This deal. Solar seems to be having really a second wind right now. Tell us about Heliogen.

Phyllis Newhouse:	Yeah. Matt, thank you for having me. So, when I think about what Athena's SPAC was looking for, and we were looking for a company, a disruptive company, technology that was game changing in the industry and we found Heliogen. This is a company that's using AI to increase efficiency and hardware in the energy space. When you think about a sunlight refinery, this is what they've done. It's just a game changing.

So when people ask the question, "What is Athena bullish on?" We're looking at the addressable market that Heliogen serve, which is over 7 trillion. Also uses software and AI to increase the efficiency of the hardware. It's a highly skilled technical team with strong technical capabilities, a very experienced, accomplished management team with strong customer demand.

Matt Miller:	We're hearing more and more about solar hardware that can absorb more sunlight with special materials, maybe on both sides, get the reflection off the ground. In a more intelligent way, store the power on a battery or send it to the grid. When are we going to see Heliogen start to bring products to market?

Phyllis Newhouse:	Wow. This is so exciting, Matt. Heliogen is currently doing designs and engineering work with three major customers and hope to have them built and operating by 2023. And that's what's exciting about this industry.

Matt Miller:	What do you think about the SPAC performance that we've seen Phyllis? I mean, you've been in this from the beginning. We saw huge demand initially. A lot of people called it a bubble. But business people like you hadn't actually gone out and done the deals yet. Is it going to look different? Is the chart going to look different once investors start seeing the money spent?

Phyllis Newhouse:	Yeah. Here's what I believe. The global appetite for climate technology companies is at its all time high. And Athena, made up of founders, investors and accomplished executives, we all agree. That's why when we looked at the market, we didn't get afraid of what was going on in the market, but because we did see as business, as I said, we had the expertise to look at the market, look at the companies that were on the cutting edge technologies and just continue to drive on. And that's how we looked at it.

Matt Miller:	In terms of Heliogen and what you're seeing, investors that you're talking about, what is the appetite seem to be right now for the solar market? Because I felt like there was a lull in solar power demand, or at least in solar power hype, and now it seems to be creeping up higher again.

Phyllis Newhouse:	Well, when you look at what Heliogen has been able to do with the breakthrough of being able to create a heat refinery. Solar where you get 24/7. This is really like at an all time breakthrough. And I think the market, there was a lot of investors that had an appetite for this. Bill Gates is one of the first investors that came in on this deal because he also saw what Bill Gross was doing. And like I said, I had the opportunity to visit the site, and when I saw the incredible technologies, the innovation, the disruption, I actually saw this facility working. I knew that this was game changing technology. I knew that the appetite was there for the investors and it's going to be there.

Matt Miller:	What about investors embracing a women-led company? How are they accepting your team? Global Wall Street is thought of as an old boys club, but it must be changing some?

Phyllis Newhouse:	Oh, I can't tell you, Matt. I'm so excited to answer that question. When we first came into this people thought, well all women-led SPAC. But look, we have expertise that spans across all industries. From private equity, banking, we're founders, we're operators, we are revenue generators, we are job creators.

Matt Miller:	Military.

Phyllis Newhouse:	Yeah. Military. I have a 22 year military background, and hell, if you've led anything before in your life, if you've been in the military, this is a cakewalk. I get asked this question, "Are more women becoming involved in SPACs?" Yes. One of the main reasons that Isabelle Freidheim and I decided to do this together is because we saw the opportunity and the need for more women to come into SPACs, especially women of color.

I think that the barriers are twofold. I remember one time Matt, an NFL coach told me, he says, "If you want to play the game, you first have to become a student of the game. And once you know how to play the game and understand the rules of the game, you cannot be denied."

I think women now will go into the SPAC market even more so, because they're seeing women like Betsy Cohen, who's a SPAC sponsor, Isabel and I make bold moves. And I intend to see this. I know that we intend to see more women now flooding the market and coming into it, because they have the expertise already.

Matt Miller:	Well, Phyllis, thank you very much for your time. Thank you for your service as well. Phyllis Newhouse is the CEO of Athena Technology and they have just-

III.               Interview on Cheddar

Kristen Scholer:	... Heliogen, announcing plans to go public via a SPAC with a woman-led Athena Technology Acquisition Corp in a deal that values this combined company at $2 billion. The company expected to list right here on the stock exchange under the ticker symbol HLGN.

For more on this, I want to bring in Bill Gross, who's the CEO of Heliogen. Bill, so good to see you. So good to have you. Very exciting, these plans that you've got in the works. Explain to our viewers what exactly your company does.

Bill Gross:	Right now, renewable energy is the cheapest energy on earth, but it doesn't come exactly when people need it. Solar panels put out their peak at noon, and that's a challenge for industrial customers. Heliogen has invented a technology to produce power all day long. We do that by concentrating sunlight to a very high temperature, more than 1500 degrees Fahrenheit. Those mirrors are all concentrating the sunlight to a single hotspot. We store that thermal energy in rocks, or sand, or ceramic in an insulated tank, and then we can release that energy on demand so we can produce power even after the sun goes down, even on cloudy days. That's what industry needs to decarbonize.

Kristen Scholer:	Bill, I do want to ask you. It's 91 degrees here in New York. I just checked my weather app. Hotter across this country, 99, 100 degrees, of course, in the South and in the desert. Your company capitalizes on this solar power. These extreme temperatures that in some ways are causing concerns about climate change, the higher the temperature, is that more beneficial for your company? Can it basically create and generate more power when it's hotter outside?

Bill Gross:	We generate more power with more thermal energy like that, but our goal is actually to make a positive impact on climate change by reducing the carbon released into the atmosphere from burning fossil fuels.

But this isn't just about being great for the planet, this is one of the biggest business opportunities of all time. Right now this energy transition that the world is going through is incredible. You talked about it earlier today, with the prices of oil. Here's the powerful thing. The more oil you take out of the ground, of that scarce resource, the more the price will go up. The more you deploy solar and wind, the more the price goes down. That is the wave we need to ride. Technology can drive the cost down.

Energy is embedded in everything we use. Energy is in our iPhone cases and the aluminum in them. It's in the steel in our cars. It's in the building materials in our homes. If we reduce the price of energy, we reduce the price of everything for all consumers. That's why I think this is such an exciting opportunity.

Kristen Scholer:	[crosstalk] Let me ask one more question. Oil prices have been extremely volatile of late. We could see more volatility in the future, according to our guest that we had on earlier in the show. But currently prices near their highest levels since 2014. Does this make energy less expensive?

Bill Gross:	It does. This is a renewable resource, not a limited resource. The planet will need to switch to renewable energy this century. It's just a function of how fast we get there. But, over the next two decades, we're going to have a transition that is bigger and more profitable than the industrial revolution. That's how big this opportunity is. That's how great this can be for the planet. Heliogen is focused on really moving us forward on that very quickly, and this SPAC allows us to do that. This gives us the capital to scale even faster, because the customer demand is off the charts.

Kristen Scholer:	All right, Bill. I hope you'll come back and join us. We do a climate show every Tuesday at 2:00 PM Eastern time, and I think you'd be a great guest for that show. That's Bill Gross, the CEO of Heliogen, as we await for that SPAC deal. Congratulations, and thanks again.

Coming up, everyone, you see, let's go to President Joe Biden who his speaking about his American Families plan, building back a better America, in Crystal Lake, Illinois. Let's take a listen to the president.

IV.               Rashaun Williams LinkedIn Post

Additional Information and Where to Find It

In connection with the proposed business combination, Athena Technology Acquisition Corp. (“Athena”) intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus. After the registration statement is declared effective, Athena will mail a definitive proxy statement/prospectus relating to the proposed business combination to its stockholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Additional information about the proposed business combination and related transactions will be described in Athena’s combined proxy statement/prospectus relating to the proposed business combination and the businesses of Athena and Heliogen, Inc. (“Heliogen”), which Athena will file with the SEC. The proposed business combination and related transactions will be submitted to stockholders of Athena for their consideration. Athena’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with Athena’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination and related transactions, because these materials will contain important information about Heliogen, Athena and the proposed business combination and related transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Athena as of a record date to be established for voting on the proposed business combination and related transactions. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by Athena, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Phyllis Newhouse, President and Chief Executive Officer, Athena Technology Acquisition Corp., 125 Townpark Drive, Suite 300, Kennesaw, GA 30144, or by telephone at (970) 924-0446.

Participants in the Solicitation

Athena, Heliogen and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Athena’s stockholders in respect of the proposed business combination and related transactions. Information regarding Athena’s directors and executive officers is available in its Registration Statement on Form S-1 and the prospectus included therein filed with the SEC on March 3, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the preliminary and definitive proxy statements/prospectus related to the proposed business combination and related transactions when it becomes available, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.